Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Wave Soda, Inc.
1780 La Costa Meadows Drive, suite 105
San Marcos, CA 92078
wavesoda.com

Up to $999,997.20 in Preferred Stock at $3.60
Minimum Target Amount: $9,997.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Wave Soda, Inc.
Address: 1780 La Costa Meadows Drive, suite 105, San Marcos, CA 92078
State of Incorporation: DE
Date Incorporated: August 25, 2016

Terms:

Equity

Offering Minimum: $9,997.20 | 2,777 shares of Preferred Stock
Offering Maximum: $999,997.20 | 277,777 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $3.60
Minimum Investment Amount (per investor): $252.00

Preferred Shares will hold: Liquidation Preference, Information Rights, Limited Protective Provisions.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Tier 1: $252

- 1 Exclusive Wave Soda hat

- 1 Exclusive Wave Soda sticker

- 1 Ownership certificate

Tier 2: $500

- 1 Exclusive Wave Soda hat

- 1 Exclusive Wave Soda sticker

- 2 Exclusive Wave Soda koozies

- 1 Ownership certificate

- 15% Off Wave Soda brand merch store for 1 year

Tier 3: $1,000

- 2 Exclusive Wave Soda hats

- 2 Exclusive Wave Soda stickers

- 4 Exclusive Wave Soda koozies

- 1 Ownership certificate

- 25% Off Wave Soda brand merch store for 1 year

Tier 4: $5,000

- 5% Bonus shares

- 2 Exclusive Wave Soda hats

- 2 Exclusive Wave Soda stickers

- 4 Exclusive Wave Soda koozies

- 1 Ownership certificate

- 25% off Wave Soda brand merch store for 1 year

Tier 5: $10,000

- 5% Bonus shares

- 2 Exclusive Wave Soda hats

- 2 Exclusive Wave Soda stickers

- 4 Exclusive Wave Soda koozies

- 1 Ownership certificate

- 25% off Wave Soda brand merch store for 1 year

- Help Wave Soda develop our next flavor soda! You will help the Wave Soda R&D team develop their next flavor. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

Tier 6: $25,000

- 10% Bonus shares

- 2 Exclusive Wave Soda hats

- 2 Exclusive Wave Soda stickers

- 4 Exclusive Wave Soda koozies

- 1 Ownership certificate

- 25% off Wave Soda brand merch store for 1 year

- Help Wave Soda develop our next flavor soda! You will help the Wave Soda R&D team develop their next flavor. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

- Free Wave Soda for a year. Up to 1 pack (24 cans) every 2 weeks.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Wave Soda Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $3.60 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $360. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Description of the Company:

Wave Soda ("Wave") produces and sells a line of sodas. Wave gives consumers healthier soda flavors that still deliver on the basics - bubbles, great taste and a little bit of caffeine. Our drinks are sold online and in stores throughout the United States. Wave works with mainstream retailers and distributors to make our drinks readily available. We work with large co-manufacturers and proven flavor houses to produce a 12-ounce carbonated beverage that gives consumers a natural alternative with a clean label.

Wave Soda Inc was initially organized as Wedge Water, a Delaware LLC on 8/25/2016 and converted to a Delaware C Corp on Dec 16, 2021.

Wave Soda Inc owns the New Wave Soda trademark from the US Patent and Trademark Office, the Wave Soda trade dress, branding tag lines and all of the formulas in the market and in development. In 2021, Wave Soda successfully defended its trademark from a threat by Ocean Spray when Ocean Spray agreed to pull their competitive product off the shelves. At the same time, Wave Soda changed it's logo to the Wave truck to prevent any potential issues from the Volkswagen Group.

Wave Soda has a common director, executive and owner in another entity - William Reed. The two companies are unrelated legally and the other company is in the pet food industry.

Description of the products produced:

Wave sells a line of sparkling fruit soda flavors made with natural fruit juices and without added sugars or sweeteners of any kind. Wave's clean label means you can happily sip any of our uplifting drinks and know exactly what you're putting into your body. Infused with a small boost of natural caffeine, Wave Soda is perfect for anytime of the day. All seven of our sparkling fruit soda flavors contain 25 or fewer calories and are made of a simple list of natural ingredients - 85% sparkling water, 15% fruit juice, and politely caffeinated.

Wave recently added a line of classic sodas made with the same clean label and politely sweetened with natural cane sugar for a classic taste that consumers love. With only 10 grams of sugar and 40 calories, it's an easy option for people looking for a healthy substitute that delivers on the basics. Wave Cola launched in 2021 and Wave

plans to add Root Beer and Dr. Diego in early 2022.

Competitors and Industry

Industry: the carbonated soft drink category is a $100 billion annually, with traditional brands declining at 3% per year while brands with lower sugar claims have grown at 54% per year since 2017; half of consumers ages 24 and older are trying to reduce their sugar intake. - Mintel Report on CSD, April 2021.

Wave follows a key opportunity from the FONA report on "carbonated Soft Drinks: "While health concerns have plagued the industry, enjoyment is still at the core of consumption. Finding balance between healthier options without sacrificing indulgence is essential; suggesting that messaging should be experience focused." - FONA Int'l Report on CSD, June 2021.

Competition: While Wave Soda does not have any direct competitors producing the same type products - bubbles, caffeine and fruit juice with lower amounts of natural sugar - there are certainly many brands producing similar CSD beverages that containe various combinations of the Wave Drink. Most of the natural brands listed below as competitors are privately held or divisions in larger publically traded companies and the valuations are typically in the 6-8x revenues. Here are some competitors of note:

*- **Spindrift** is a combination of sparkling water and fruit juice, withour caffeine. Their highest juice content is 10%, whereas Wave typically contains 15% juice.*

*- **Izze** is considered to be more of a sparkling juice because their drinks contain 70% fruit juice, resulting in higher calorie and sugar content. They also lack the caffeine element that we have.*

*- **Olipop** claims to be a prebiotic, so their drinks include more complicated ingredients and a higher price point. With the exception of one flavor, they don't caffeinate their drinks.*

*- **Poppi** claims to be a prebiotic, so they don't offer the benefit of caffeine and include more complicated ingredients at a higher price point.*

*- **Hansens and Blue Sky** are natural sodas and fruit drinks that are full of sugar and have long ingredient lists. Both brands are slated to be discontinued by Coke.*

Wave Soda delivers a unique combination of ingredients that indulge the consumer with traditional soda flavors and benefits without all the additional ingredients and sugar found in most soda brands.

Current Stage and Roadmap

Wave Soda is a fully developed line of 7 fruit flavors that are currently sold in retail markets across the country. We offer tangerine, mango, blackberry, grapefruit, blueberry, cucumber, and apple flavors. Wave is sold in supermarkets, convenience stores, large chains, deli's, and online at WaveSoda.com and Amazon.com.

Over the last few years, we have heard requests from our consumers for certain soda flavors. In response, we are releasing a line of "classic soda" flavors. We just launched a cola flavor exclusively online in November of 2021 and will release Root Beer and Dr. Pepper style flavors in early 2022.

Early indicators show a huge success with our cola flavor. We will continue to closely communicate with our consumers and, if positive response persists, we will expand these new flavors into retail stores.

The Team

Officers and Directors

Name: Nathaniel Noone

Nathaniel Noone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director and CEO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Fundraising, operations, sales, and strategic partnerships. Nat salary is $144,000 per year and he does not get equity or bonus compensation, he is the largest shareholder and owns founders common shares.

Name: William Reed

William Reed's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Director & CFO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Finances, supply chain, and logistics. William gets paid $96,000 and does not get paid a bonus or equity compensation. He owns a significant portion of founders common shares and has invested in debt and convertible notes with the company.

Other business experience in the past three years:

- **Employer:** Jiminy's
  Title: COO
  Dates of Service: May 01, 2017 - Present
  Responsibilities: Operations, finances, supply chain, and logistics.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. The risk of operational execution and consumer adoption of the brand and flavors sold are two greatest risks associated with the company.

Our business projections are only projections
Although we are confident in the plan, there can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $999,993.60 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Wave Soda was formed on in 2016. Accordingly, the Company has a history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Wave Soda has incurred a net loss and has had meaningful revenues generated since inception. There is no assurance that we will be profitable in the next 2 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nathaniel K Noone	2,960,000	Common Stock	59.2%
William T Reed	1,960,000	Common Stock	39.2%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Promissory Notes, Convertible Promissory Notes, and Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 277,777 of Preferred Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

<u>Dividends</u>

The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after

aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "Bylaws"). Please see Voting Rights of Securities sold in this offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Payments to Holders of Preferred Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Liquidation Preference Amount for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for

distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Liquidation Preference Amount" means $1.469 per share for the Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

Dividends

The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Right to Convert

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Liquidation Preference Amount for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Liquidation Preference Amount for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in the Certificate of Incorporation.

(*See Exhibit F for additional detail*)

Convertible Promissory Notes

The security will convert into Preferred shares and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $2,055,745.00
Maturity Date: March 15, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Raise $1 million in equity financing

Material Rights

There are no material rights associated with Convertible Promissory Notes.

Convertible Promissory Notes

The security will convert into Preferred shares and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $3,550,000.00
Maturity Date: March 15, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,500,000.00
Conversion Trigger: Raise $1 million in equity financing

Material Rights

There are no material rights associated with Convertible Promissory Notes.

Convertible Promissory Notes

The security will convert into Preferred shares and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $1,420,000.00
Maturity Date: March 15, 2023
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: Raise $1 million in equity financing

Material Rights

There are no material rights associated with Convertible Promissory Notes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $7,485,745.00
  Use of proceeds: Sales and marketing
  Date: November 17, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Wave Soda was founded in 2016 and launched the first drinks in 2017. The company improved the formulas and branding with consumer feedback and continued sales in the market. All indicators have shown that consumers will repeat purchase the drinks and the investment in distribution and marketing has led to increased sales and a stronger balance sheet. The investments to date have come from convertible promissory notes and a working capital facility that grows with AR and inventory. The strength of the balance sheet rests in the assets and convertible note holders who financially back the business and have repeatedly proved to support the plan.

Revenue has grown considerably over the life of the business through velocity growth in same store sales, and through a rapid expansion of distribution. The combination of increased door counts and increasing sales per store drives exponential total company sales. The trend continues in 2021 and we expect it will again in 2022. Revenue in 2019 was $509,109 and in 2020 was $1,077,010.

COGS are driven by packaging, fruit juice, water and co-manufacturing fees. It's a simple formula that leads to very strong Gross Margins. The actual cost of these components is reflected in the planned COGS in the financial models. Longer term and a with line of sight to each component cost, the company will acheive COGS of 50% at today's retail pricing in the market. However, in 2019 COGS reflected 2018 raw material invoices; and in 2020-2022, Covid related supply chain issues drove aluminum can pricing from a typical cost of 8 cents per painted can up to 19-26 cents per can. We expect the cost of cans to return to normal pricing in 2022. COGS in 2019 were $905,282 and in 2020 were $692,034.

Gross Margins will continue to improve as the COGS are reduced when we return to normal supply chain pricing. With planned COGS as outline above and blended consumer prices realized in the market, 50% gross margins will be acheive in the next in late 2022 and early 2023. Gross Margins in 2019 were -$396,173 and in 2020 were $384,034.

Expenses in the company are an investment in the most efficient path to grow the brand. Most costs are directly or indirectly related to brand building through sales and marketing. That may entail a sales person salary, online ads, packaging improvements, POS collateral or the field rep putting up the POS in stores. Ever penny is invested in levers that effciently improve sales; sales velocity in existing stores, online customers or new doors when appropriate. Expenses in 2019 were $1,334,354 and in 2020 were $1,221,141.

Historical results and cash flows:

The historical growth in the financials is a good indication of future growth by the brand, including 2021 results and planned growth in 2022. Significant increases in distribution across the country nearly tripling the door count in 2021 to around 4300 doors and a sharp increase in velocity per store gives the company a strong indication that 2022 will be another great year of growth.

Topline sales growth is the opportunty for Wave Soda and it is acheived through velocity per store and total door count. It's a simple formula that can be extrapolated into future sales with new doors and same store sales growth that are driven by organic adoption by consumers along with investments in levers that add chains and consumers - sales efforts and marketing campaigns.

As described above, COGS and Gross Margins are reflecting the financial model under normal circumstances but covid related charges have increased the cost of aluminum cans and will take time to return to normal.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has cash on hand, six months of finished goods inventory, a working capital credit facilty and a strong group of financial backers.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company has other funds at its disposal and the funds from Start Engine will accelerate growth through marketing and support for existing sales channels. The funds from Start Engine are not critical to the company operations in 2022 and beyond.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from Start Engine will accelerate growth and drive consumers to the brand. The funds from Start Engine are not necessary to the viability of the company but will cover sales and marketing spending that over and above the current run rate for upto an additional 50% of the current plan but are not critical to the company operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Twelve months is the expected run rate given the company's planned expenses,

margins and the existing balance sheet. Much of the expenses are based on significant growth and investment in the market.

How long will you be able to operate the company if you raise your maximum funding goal?

Twenty four months is the expected runway with the maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, the company has access to a credit facility that grows with POs, AR and inventory assets. Additionally, the company has significant investor base that supports the company's vision for a healthier soda. The company will entertain Venture Capital funding as the sales channels mature.

Indebtedness

- **Creditor:** Line of Credit - GG
  Amount Owed: $170,047.17
  Interest Rate: 18.0%
  Maturity Date: December 31, 2022

- **Creditor:** Payroll
  Amount Owed: $1,270.80
  Interest Rate: 0.0%
  Maturity Date: January 31, 2022

- **Creditor:** SBA loan
  Amount Owed: $103,859.00
  Interest Rate: 2.75%
  Maturity Date: September 22, 2023

- **Creditor:** Cove Capital
  Amount Owed: $100,000.00
  Interest Rate: 18.0%
  Maturity Date: June 04, 2021

- **Creditor:** Short term debt to William T. Reed
  Amount Owed: $278,464.22
  Interest Rate: 20.0%
  Maturity Date: December 30, 2022

- **Creditor:** Convertible Note Holders
  Amount Owed: $7,025,745.00
  Interest Rate: 8.0%
  Maturity Date: March 15, 2023
  Conversion Trigger: Raise $1 million in equity financing Discount Rate: 20

Related Party Transactions

- **Name of Entity:** William T. Reed
  Relationship to Company: Director
  Nature / amount of interest in the transaction: William T. Reed has loaned the company money as a short term revolving credit to finance production of inventory. The interest rate of 20% in 2020 was lower than the company's credit facility of 24% and subordinated to that facility.
  Material Terms: The loan is a revolving loan based on the needs of the business and interest is charged on a quarterly basis.

Valuation

Pre-Money Valuation: $18,000,000.00

Valuation Details:

The Wave valuation is based on historical revenues and expected 2022 revenues against market based comps for similar brands. CPG and particularly beverage brands that are growing quickly will transact on a mutliple of sales, generally 6-10x revenue. Beverage brands - on Start Engine and other crowd funding sites - have successfully raised on a valuations of 10-20x revenues with smaller revenues. Public transactions - Kevita, Highball, Runa, Bai, Revive and Ghost - have been in the 6-8x revenue range.

The sales growth and gross margins at Wave Soda dictate a similar expectation for valuation and the $18M valuation is between 6x 2022 expected revenues (2022 projection details below. Please also see risk factors relating to forward looking projections).

The financial projections for 2022 are as follows: Gross Sales are projected to be $5,615,792; COGS of $3,166,508; Gross Margins of $2,136,274 with expected Net Income of -$4,295,636 in losses based on extensive sales and marketing investments in the brand. Nearly all expenses are variable and can be adjusted to reflect the sales growth and effectiveness of the spend.

The financial projections are acheivable based on historical growth rates of sales and historical operating results of COGS and operating expenses. More importantly, historical results of consumer adoption of the brand in retail and online marketplaces dictate future sales in the same channels. Furthermore, we have details of the sales by channel in our financial model which are based on historical results. The overall

financial projections are based in historical results knowing what has been accomplished from the base and with new capital in the business supporting the growth.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account the conversion of any convertible securities currently outstanding. The Company currently has $7,485,745 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  75.0%

Marketing is the primary driver to build awareness and trial with consumers. The company has significant distribution in retail and a strong presence online; these dollars will help drive consumers to purchase Wave Soda.

- *Working Capital*
  21.5%
  Additional working capital over and above the company's credit line is needed to support the company's rapid growth. Producing enough inventory in advance of growing sales requires extra working capital.

If we raise the over allotment amount of $999,997.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  75.0%
  Marketing is a key driver of sales growth through consumer trial and awareness. The product velocity (sales per store) is strong when consumers know the brand. This proven velocity plus the company's new distribution coming online puts Wave in a strong position to add sales growth through marketing support with retailers and online sales channels. Consumer trial and brand awareness will be delivered in retail through the 6 Ps (positioning, placements, promotions, pricing, POS and people). Online it is delivered through subscriptions, email and SMS campaigns, advertising and regional event marketing.

- *Working Capital*
  21.5%
  Working capital supports the company's credit line that gets maxed out when sales outpace the available credit (last months sales).

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at wavesoda.com (https://wavesoda.com/blogs/news).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wavesoda

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wave Soda, Inc.

[See attached]

WEDGE WATER, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
WEDGE WATER, LLC
San Marcos, California

We have reviewed the accompanying financial statements of WEDGE WATER, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 13, 2021
Los Angeles, California

WEDGE WATER, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 563,792	$ 48,814
Account receivables, net	106,150	73,376
Inventory	811,998	7,927
Prepaids and other current assets	92,833	1,334
Total current assets	**1,574,773**	**131,451**
Property and Equipment, net	14,468	12,000
Total assets	**$ 1,589,241**	**$ 143,451**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 415,840	$ 260,189
Line of Credit	170,047	137,103
Current portion of Convertible Note	2,017,745	1,262,745
Current portion of promissory Note and loans	380,948	261,994
Other current liabilities	115,271	63,009
Total current liabilities	**3,099,851**	**1,985,040**
Promissory Note and loans	114,726	13,350
Convertible Note	3,010,000	755,000
Total liabilities	**6,224,576**	**2,753,390**
MEMBERS' EQUITY		
Members' equity	(4,635,335)	(2,609,939)
Total members' equity	**(4,635,335)**	**(2,609,939)**
Total liabilities and members' equity	**$ 1,589,241**	**$ 143,451**

See accompanying notes to financial statements.

WEDGE WATER, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 1,077,011	$ 509,109
Cost of goods sold	692,976	921,067
Gross profit	384,035	(411,958)
Operating expenses		
General and administrative	1,548,509	1,255,935
Sales and marketing	776,163	106,729
Total operating expenses	2,324,672	1,362,664
Operating income/(loss)	(1,940,638)	(1,774,622)
Interest expense	84,758	24,383
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(2,025,396)	(1,799,005)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (2,025,396)**	**$ (1,799,005)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	**$ (810,935)**
Net income/(loss)	(1,799,005)
Balance—December 31, 2019	**$ (2,609,939)**
Net income/(loss)	(2,025,396)
Balance—December 31, 2020	**$ (4,635,335)**

See accompanying notes to financial statements.

WEDGE WATER, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020	2019
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(2,025,396)	$ (1,799,005)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of property		5,617	4,000
Changes in operating assets and liabilities:			
Account receivables, net		(32,774)	34,009
Inventory		(804,071)	177,218
Prepaids and other current assets		(91,499)	52
Account Payables		155,651	185,508
Other current liabilities		52,262	63,009
Net cash provided/(used) by operating activities		**(2,740,210)**	**(1,335,209)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of property and equipment		(8,085)	-
Net cash provided/(used) in investing activities		**(8,085)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowing on loan		220,329	205,682
Borrowing on Line of Credit		32,944	137,103
Borrowing on Convertible Note		3,010,000	805,000
Net cash provided/(used) by financing activities		**3,263,274**	**1,147,785**
Change in cash		514,978	(187,424)
Cash—beginning of year		48,814	236,238
Cash—end of year	**$**	**563,792**	**$ 48,814**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	84,758	$ 24,383
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note	$	-	$ -
Issuance of equity in return for accrued payroll and other liabilities	$	-	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

WEDGE WATER, LLC was formed on August 25, 2016 in the state of Delaware. The financial statements of WEDGE WATER, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Marcos, California.

The company designs, produces, and sells a line of sodas for today's consumer. The drinks are sold online, in stores, and can be purchased throughout the United States. The company works with mainstream retailers and distributors to make the drinks available to consumers. The company works with large co-manufacturers and proven flavor houses to produce a 12-ounce carbonated beverage that gives consumes a natural alternative with a clean label.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $313,792 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, finished goods and packaging materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Van	15 years
Forklift	5 years
Computer equipment	5 years

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of sparkling fruit soda flavors to customers.

Cost of Sales

Costs of goods sold include the cost of goods sold, freight and delivery, ingredients packaging and supplies, cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020, and December 31, 2019 amounted to $776,163 and $106,729, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 13, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other

financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Raw Material	$ 593,738	
Finished Goods	211,698	$ 7,927
Packaging materials	6,563	
Total Prepaids and other current asset	**$ 811,998**	**$ 7,927**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

Prepaid expenses

As of December 31,	2020	2019
Prepayments	$ 92,833	$ 1,334
Total Prepaids and other current asset	**$ 92,833**	**$ 1,334**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Payroll liabilities	$ 115,271	1,217
Accrued expenses		61,792
Total Other Current Liabilities	**$ 115,271**	**$ 63,009**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Van	$ 20,000	$ 20,000
Forklift	1,141	
Computer equipment	6,944	
Property and Equipment, at Cost	**28,085**	**20,000**
Accumulated depreciation	(13,617)	(8,000)
Property and Equipment, Net	**$ 14,468**	**$ 12,000**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,617 and $4,000 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Nat Noone	59.2%
William Reed	39.2%
Anne Carlson	1.6%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

				For the Year Ended December 2020					For the Year Ended December 2019				
Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
$ 100,000	10.00%	8/21/2020	2/21/2021	$ 5,833	$ 5,833	$ 100,000	$ -	$ 100,000					
$ 278,464	20.00%	1/1/2018	7/1/2018	$ 55,693	$ 55,693	$ 278,464		$ 278,464	$ 32,399	$ 32,399	$ 161,994		$ 161,994
$ 74,500	3.75%	5/12/2020	5/12/2050	$ 1,397	$ 1,397	$ 2,483	$ 72,017	$ 74,500					
$ 29,459	1.00%	6/19/2020	Forgiven in 2021	$ 147	$ 147		$ 29,359	$ 29,359					
$ 13,350		Repaid in 2021					$ 13,350	$ 13,350				$ 13,350	$ 13,350
$ 100,000		Repaid in 2020									$ 100,000		$ 100,000
$ 595,773				$ 63,070	$ 63,070	$ 380,948	$ 114,726	$ 495,673	$ 32,399	$ 32,399	$ 261,994	$ 13,350	$ 275,344

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 380,948
2022	45,110
2023	2,401
2024	2,401
Thereafter	64,815
Total	**$ 495,673**

Line of Credit

The Company entered into Production Run Sale Agreement with Gourmet Growth LLC during fiscal year 2019. This Agreement shall be automatically extended for one-year terms on each anniversary of the effective date. The total outstanding balance as of December 31, 2020, and December 31, 2019 was $170,047 and $137,103, respectively. The entire balance is classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

							For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Discount rate	Valuation CAP	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes -2017	$ 225,000	8.00%	2017	2019	40.00%	$ 4,000,000	18,000	18,000	225,000	-	225,000	50,000	50,000	225,000	$ -	225,000
Convertible Notes -2017	$ 200,000	8.00%	2017	2019	20.00%	$ 4,000,000	16,000	16,000	200,000		200,000	16,000	16,000	200,000		200,000
Convertible Notes -2018	$ 787,745	8.00%	2018	2020	20.00%	$ 4,000,000	63,020	63,020	787,745	-	787,745	63,020	63,020	787,745	$ -	787,745
Convertible Notes -2019	$ 50,000	8.00%	2019	2021	20.00%	$ 4,000,000	4,000	4,000	50,000	-	50,000	4,000	4,000	50,000		50,000
Convertible Notes -2019	$ 755,000	8.00%	2019	2021	20.00%	$ 6,000,000	60,400	60,400	755,000	-	755,000	60,400	60,400		$ 755,000	755,000
Convertible Notes -2020	$ 3,010,000	8.00%	2020	2022	20.00%	$ 6,500,000	240,800	240,800	-	3,010,000	3,010,000					
Total	$ 5,027,745						$ 402,220	$ 402,220	$ 2,017,745	$ 3,010,000	$ 5,027,745	$ 193,420	$ 193,420	$ 1,262,745	$ 755,000	$ 2,017,745

The convertible notes are convertible into at a conversion price. The conversion price is equal to the lesser of (i) the price per share of Qualified Financing Securities paid by other investors in the qualified financing, or (ii) a per share price equal to quotient of valuation cap divided by the aggregate number of outstanding shares of the maker's common equity as of immediately prior to the initial closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

On January 1, 2018, the company entered into the Loan and Security Agreement with William T. Reed (one of the company's members) on the rolling amount of USD. The loan bears an interest rate of 20% per annum the company shall pay accrued interest and the entire principal amount on the date that is six (6) months following the date of this

loan. Outstanding balance as of December 31, 2020, and December 31, 2019 was in the amount of $278,464 and $161,994, respectively.

During 2020, there was insurance paid by Wave, sister company (which has the similar ownership structure). As of December 31, 2020, total amount due to Wave was $3,078.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	61,380
2022		61,380
2023		61,380
2024		56,265
Thereafter		-
Total future minimum operating lease payments	**$**	**240,405**

Rent expense was in the amount of $24,586 and $24,792 as of December 31, 2020, and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through December 13, 2021 the date the financial statements were available to be issued.

During 2021, the company raised an additional $2,620,000 in Convertible Notes.

On February 24, 2021, PPP loan in the amount of $29,459 was forgiven.

On March 18, 2021, the company issued a Secured Promissory Note to one of the members, Christopher Noone, for $75,000 amount received. The Note bear an interest rate of 18% per annum and entire principal including accrued interest should be repaid in six months following the date of the Note.

During 2021, the company received $120,360 from the investors.

In December 2021, Wedge Water, LLC incorporated to Wave Soda, Inc., a Delaware Corporation. The company is authorized to issue 30,000,000 shares, of which twenty million (20,000,000) shares shall be Common Stock, par value $0.0001 per share, and ten million (10,000,000) shall be Preferred Stock, par value $0.0001 per share. As of December 13, 2021, total number of shares issued and outstanding is 5,000,000 common stocks.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,940,638, an operating cash flow loss of $2,740,210 and liquid assets in cash of $563,792, which is less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Wave Soda Company

Redefining soda for the next generation.


A SODA YOU CAN FEEL GOOD ABOUT!
Grapefruit
Cucumber
Blackberry
Tangerine
Blueberry
Apple

Website | San Marcos, CA | FOOD & BEVERAGE

$0.00 raised

0 Investors	$18M Valuation
$3.60 Price per Share	$252.00 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

We're Wave Soda, a better-for-you soda that people love all day, every day! A happy, refreshing drink with soda water, a quarter of the sugar most carbonated beverages have and only ingredients that you can understand! That means you can happily sip any of our uplifting drinks and know exactly what you're putting into your body. Infused with a small boost of natural caffeine, Wave Soda is the perfect refreshment for any and all occasions!

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Product - With 15-25 calories per can, all natural ingredients, and what we call "politely caffeinated" Wave hits the new sweet spot for consumers. Wave is now one of the fastest growing juice-sweetened beverage on the market! % SPINS 2021! And now, by popular demand, Wave is adding classic soda flavors to the line up with a quarter of the sugar that most carbonated beverages contain!
- Positioning - We've set ourselves apart from other competitors in our space with our unique offering. We are a healthy soda that gives sparkling water drinkers a better flavor and traditional soda drinkers a way out! It's a healthier option for everyday consumers. From Cucumber to Cola, we deliver more of what today's consumers are looking for. An innovative brand by nature, we always look to keep ourselves fresh and exciting! We launched Cola in late 2021, the first flavor of our healthy classic soda line and introduction to our quarter sugar offering. With an immediate 126% increase in month over month sales and the discontinuation of two major natural soda brands, we are very excited for the release of the full line in 2022!
- People - Our team is made up of category veterans with 30+ years in the Coke system and innovative newcomers from the top direct to consumer brands. Like Wave, it's a perfect blend of traditional experiences and fresh perspectives.

At Wave Soda: We're Bigger than a Can

While we're passionate about building a better-for-you soda; our mission is much bigger than a can. We're committed to doing our part and keeping our waves clean for us and the coming generations. Wave Soda has partnered with 1% for the Planet, giving 1% of our annual sales to the Surfrider Foundation- a local nonprofit dedicated to keeping every beach clean and accessible for all to enjoy. And, being based here in sunny San Diego, that means a whole lot to us.

SURFRIDER FOUNDATION | 1% FOR THE PLANET

Nat Noone, CEO and Founder of Wave Soda, has an extensive background in the beverage industry. With a history of working for Odwalla, the juice company, and then for 10 years at Coca Cola, he is well versed in what it takes to make a beverage company successful. William Reed, CFO and Co-Founder of Wave soda, also has a background in the beverage industry with Odwalla. He also brings extensive experience in logistics and supply chain management from working with other CPG brands.

As a minority owner in Wave Soda, ZX Ventures (the investment arm of Anheuser Busch), brings decades of experience as an industry leader in the beverage space. They act as a sounding board and a think-tank for new strategies to help Wave rise to the top of success.

THE PROBLEM

It's Been Hard to Find a Healthy Soda Alternative

Our Founder and CEO was addicted to Diet Coke, drinking up to 14 cans per day. He knew this habit wasn't good for his health and wanted to make a switch to a healthier alternative. He went out looking for a replacement but couldn't find anything that was healthy and delivered on the simple things he loved about his diet sodas; bubbly, sweet, and caffeinated.

No matter how hard he looked, Nat couldn't find a single product on the market that satisfied what he wanted. So, true to his entrepreneurial spirit, Nat decided to take things into his own hands and make a healthy soda that hit all of the benefits of traditional sodas.

THE SOLUTION

A Soda you Can Feel Good About

Wave is made of all natural ingredients! Our unique formulation provides all the benefits of traditional sodas, while still being a healthy alternative. With just 15-40 calories per can, 2-10 grams of sugar from the fruit juice or natural cane sugar, and 42 mg of caffeine, Wave is the perfect go-to for anyone who wants a better-for-you soda..

All of our sparkling soda flavors contain 40 or fewer calories and are made of a simple list of natural ingredients that are easy to read and even easier to love.


Tangerine
new
WAVE
soda
85 % soda water and 15% fruit juice.
Only 5 grams of sugar from the fruit juice and 25 calories for the entire can.
Politely caffeinated with all natural caffeine.


Blackberry
new
WAVE
soda
85 % soda water and 15% fruit juice.
Only 5 grams of sugar from the fruit juice and 25 calories for the entire can.
Politely caffeinated with all natural caffeine.


Apple
new
WAVE
soda
85 % soda water and 15% fruit juice.
Only 5 grams of sugar from the fruit juice and 25 calories for the entire can.
Caffeine-free


Mango
new
WAVE
soda
85 % soda water and 15% fruit juice.
Only 6 grams of sugar from the fruit juice and 25 calories for the entire can.
Politely caffeinated with all natural caffeine.


Blueberry
new
WAVE
soda
85 % soda water and 15% fruit juice.
Only 6 grams of sugar from the fruit juice and 25 calories for the entire can.
Politely caffeinated with all natural caffeine.


Cucumber
new
WAVE
soda
85 % soda water and 15% fruit juice.
Only 2 grams of sugar from the fruit juice and 15 calories for the entire can.
Politely caffeinated with all natural caffeine.


Grapefruit
new
WAVE
soda
85 % soda water and 15% fruit juice.
Only 5 grams of sugar from the fruit juice and 25 calories for the entire can.
Politely caffeinated with all natural caffeine.


Cola
new
WAVE
soda
Only 10 grams of organic cane sugar and 40 calories for the entire can.
No high-fructose corn syrup. No ingredients you can't pronounce.
Politely caffeinated with all natural caffeine.

Wave Soda is for you if you...

- Want to kick your soda addiction but nothing satisfies all your needs
- Don't want a ton of extra calories
- Need more than just slightly flavored sparkling water
- Know aspartame or artificial sweeteners are not good for you
- Need a gentle pick me up, but not the heart-pounding effects of highly-caffeinated energy drinks

Wave sells across all retail channels and online. The pricing is in line with natural soda drinks, selling for around $1.49 / can in the store. We mostly purchase the Wave aluminum cans from Anheuser-Busch and work with large manufacturers across the country to produce the drink at a relatively low cost. Efficient purchasing and production lead to strong margins.

Our distribution is through broadliners like UNFI, KeHE and DPI along with strong DSD partners like Anheuser Busch in key markets. We have also been incredibly successful scaling our DTC and Ecomm business over the last two years and now selling to consumers in every state across the US and driving about a quarter of our annual revenue**.**


2020
1,630
RETAIL DOORS
2021
2,800
RETAIL DOORS
Roche Bros.
Stop&Shop
festival
plum
Buehler's
Harris Teeter
Kroger
Linked in
World Market
Whole Foods
JIMBO'S
Bashas'
United supermarkets
Randalls
SAFEWAY
Foodland
Down to Earth

THE MARKET

The US Soda category is Over $100 Billion Dollars in Annual Revenue

Wave is quickly gaining market share with younger, natural consumers. We are converting people over from traditional sodas and diet sodas, offering the curious base a healthier alternative to swap out from their current routines. Wave is also giving sparkling water consumers something indulgent, beyond the ordinary.


WHERE WE LIVE
SPARKLING WATER
NATURAL SODA
TRADITIONAL SODA

Wave generally sits in the “natural soda” section or between the traditional soda and sparkling water sections of the store. There has been very limited innovation or new products in “natural soda”. In fact the category was declining at about 3% annually until Wave came along. **Wave brings a fresh new look to the consumer and in the latest 26 weeks Spins report Wave is up 173%**.

We set ourselves apart from other competitors in our space with our unique formulation of sparkling water, fruit juice, and caffeine. WeWave stands apart from the overcrowded sparkling water category offering both flavor and function missing for these consumers. We also challenge other large “natural” soda brands like Zevia, Reeds and Hansens which have up to 42g of sugar per can or a heavy handed use of Stevia leaving behind an unpleasant aftertaste.

Our sodas are refreshing and finish clean without the sugary feel.

OUR BRAND

WINNING WITH SOCIAL MEDIA

TWITTER	FACEBOOK	INSTAGRAM	IMPRESSIONS
12K	30K	18.5K	200M



OUR MOBILE APP

HOW IT WORKS

01
SIGN IN
Sign into your Wave account to start earning points

02
EARN POINTS
Earn points everytime you shop (& extra on your birthday)

03
REDEEM POINTS
Redeem your points for exclusive discounts

DOWNLOAD OUR APP FOR EXCLUSIVE OFFERS AND LOYALTY POINTS FOR EVERY PURCHASE!


VIPS EARN MORE!

OUR TRACTION

Wave Soda is Making a Splash

It's easy to see we've been making waves. Here's a look at our progress to date:

- Rolled out Whole Foods Southern California 2018
- Investment from ZX Ventures (investment arm of Anheuser Busch) - December 2018
- Increased availability to the east coast and 853 accounts by 2019
- Moved from wrapped cans to painted cans - April 2020
- Ecommerce growth of 6x from 2019 to 2020
- Beverage Digest Award for best packaging/label design - December 2020
- Rollout into Kroger Stores - June 2021
- Current distribution - in 41 US states and growing, with total store count growing from 1590 in 2020 to 2800 by end of 2021
- Launch of Cola, the first of our "Classic" line - November 2021

DISTRIBUTION FOOTPRINT

BY THE NUMBERS

3,120	31	50
DOORS	DISTRIBUTORS	STATES

A COMBINED ADDRESSABLE MARKET OF **124 MILLION** POTENTIAL CUSTOMERS

WHY INVEST

We are the Future of Soda

Over the next 5 years, we envision Wave to be the leading brand in the natural soda category and challenging the position of traditional soda brands. Along this path, we will continue building strategic partnerships and set the stage for a potential exit to one of these familiar companies.

We are the future of sodas - just look at our rapid growth in the market and the feedback from consumers looking for a traditional soda alternative. We believe Wave has a clear path to continued growth and success driven by a great product, perfect positioning and our experienced leadership team.

INVEST IN WAVE SODA

TIER 1 — $252
- 1 Exclusive Wave Soda hat
- 1 Exclusive Wave Soda sticker
- 1 Ownership certificate

TIER 2 — $500
- 1 Exclusive Wave Soda hat
- 1 Exclusive Wave Soda stickers
- 2 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 15% off Wave Soda brand merch store for 1 year

TIER 3 — $1,000
- 2 Exclusive Wave Soda hats
- 2 Exclusive Wave Soda stickers
- 4 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 25% off Wave Soda brand merch store for 1 year

TIER 4 — $5,000
- 5% Bonus shares
- 2 Exclusive Wave Soda hats
- 2 Exclusive Wave Soda stickers
- 4 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 25% off Wave Soda brand merch store for 1 year

TIER 5 — $10,000
- 5% Bonus shares
- 2 Exclusive Wave Soda hats
- 2 Exclusive Wave Soda stickers
- 4 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 25% off Wave Soda brand merch store for 1 year
- Placed in "The Network" Slack Channel. Become a VIP in decision making around everything from new flavors to new designs. An exclusive behind the scenes look at recipe fine tuning and innovation.

TIER 6 — $25,000
- 10% Bonus shares
- 2 Exclusive Wave Soda hats
- 2 Exclusive Wave Soda stickers
- 4 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 25% off Wave Soda brand merch store for 1 year
- Placed in "The Network" Slack Channel. Become a VIP in decision making around everything from new flavors to new designs. An exclusive behind the scenes look at recipe fine tuning and innovation.
- Free Wave Soda for a year. Up to 1 pack (24 cans) every 2 weeks.

January 2017

Wave Soda Launches!

Nat Noone and Bill Reed officially register Wave Soda as a company.

October 2017

Wave Soda Becomes Available on Amazon

Wave becomes available for purchase on Amazon.

July 2018



6-Pack Boxes Launch In-Market

Wave went from manually adding can rings to make 6-packs to creating a 6-pack box.

October 2018



Product Release- Blackberry

Wave releases the newest flavor in their line; Blackberry.

December 2018

ZX Ventures Invests In Wave Soda

ZX Ventures, Anheuser Busch's investment arm, invests in Wave!

October 2019

Wave Soda Joins 1% For The Planet

Wave teams up with 1% For The Planet to donate 1% of all sales to the Surfrider Foundation that helps keep our oceans and beaches clean.

November 2019

Wave Soda Converts To Shopify

Wave Soda converted their Woo Commerce site to a much more robust and functional Shopify site.

December 2019



Saving Money On Painted Cans

Wave switched from a plastic wrapped can to a painted can. Not only, was this a much more eco-friendly switch, it also saved them over a million dollars in the first year alone.

March 2020

DTC Sales Rapidly Increase

Sales rapidly increased due to COVID-19 and continued a positive trend for the rest of the year.

December 2020



Winner of Beverage Digest's Best Packaging/Label Design

Wave won Beverage Digest's award for Best Packaging/Label design. Other competitors included PepsiCo, Nestlé, and Liquid Death.

May 2021

Wave Soda Launches Kroger

Wave launches Kroger stores and Kroger-owned Fred Meyer, Fry's, and QFC. This retail giant is another huge win for any brand.

July 2021

Wave Re-Brands

To be more eye-catching to customers, Wave re-brands with a new truck and all new detailed fruit drawings. The branding went from being flat and simple, to multi-dimensional and interesting.

November 2021



Product Release- Cola Flavor

Wave releases a brand new flavor, creating a new product line. With the release of the newest flavor, Cola, Wave is announcing an entire new line of traditional soda flavors.

March 2022

Launched on StartEngine

Now YOU can own a part of our company!

Q1 2022



Product Release- Root Beer and Dr Diego Flavors

Wave plans to release the rest of their new traditional soda flavor line. In addition to Cola, they will now add Root Beer and Dr Diego flavors to their lineup.

In the Press

SHOW MORE

Meet Our Team



Nat Noone

CEO/Founder/Director

Nat founded Wave in 2017 and is our CEO. He likes to describe his job as him "just keeping the wheels on the van," but anyone that has met him knows that he is very involved in Wave and he helps everyone to be successful at their roles. He's the best boss! His favorite part of working here is the fact that he "loves building a business and working with a fun team. Free soda isn't bad either."

Nat loves drinking Wave, his favorite flavor is "Tangerine, but it really depends on the time of the day and my mood." He usually likes to pair his Waves with a bacon cheese burger because according to him, "I am a simple man." According to him, the best place to get a bacon cheeseburger is Fuddruckers. In his free time, he loves spending time with his family which includes his wife, Mia; 5 kids; and dogs Mav and Whiskey. When he isn't spending time with family, he enjoys doing carpentry!



Bill Reed

CFO/Co-Founder/Director

Bill has 30 years of CPG experience. He atteneded the University of Virginia and was the Director of Operations at Odwalla. He was also the COO for New Leaf Paper Company before starting Estancia/ Pasture One Grass-fed Beef Company. Bill has served as chairman of the board for multiple companies and Wave is happy to have him as the COO/CFO.



J.W. Fischer

Sales Manager

JW has been with Wave since 2021 and is our VP of Sales! He talks with beverage buyers at grocery stores all across the country and pitches Wave Soda to them. He is the guy that makes sure Wave Soda is sold in your local grocery stores! When we asked him what his favorite thing about working at Wave is, he said, "the culture and the people!"

JW's favorite flavor of Wave is Blackberry, which he likes to pair with a lobster and a nice slice of cheesecake. During the week, his favorite thing to do is close deals! But, in his free time, he likes to hike, swim, and explore with his family!



Rachel Bower

Manager of Operations

Rachel started with Wave in 2018 and is our Director of Operations! When we asked her to describe her job, she said, "in this role, I wear many hats! Some days it's accounting, some days it's trade shows, some days it's marketing and some days it's HR." It's true. She's our rockstar! She says that her favorite part of working here is that everyone wears many hats and that we get to dip our hands into many different areas. "We're also lucky we have a CEO who allows us to excel in what we want to do and creates such a fun work environment for us!"

Rachel's favorite flavor of Wave "depends on the day! Usually Grapefruit or Blueberry, some days it's Mango, but Cucumber is great too!" Her absolute favorite food is "any type of pasta. Always." We asked her about her favorite place to get pasta and she told us that she doesn't discriminate, anywhere is great. On the weekends, she loves going to the beach or on hikes but during the week, her favorite activity is binge watching Netflix in her PJs!



Kylee Hoynacki

Digital Advertising Manager

Kylee started with Wave in 2019 and is our Digital Advertising Manager! She told us that she manages advertising platforms, works with retailers to launch marketing initiatives, and performs other marketing tasks! She's our go to girl! When we asked about her favorite part of working here, she said "the free soda is awesome, but I really love working with a fun group of people! Everyone here has such a different personality, but we all get along so well. It really feels like I have a second family here!"

Kylee's favorite flavor of Wave is Apple, which she likes to pair with a good slice of pizza! According to her, Pizza Port is the best place to get pizza, and we agree. On the weekends, she enjoys doing projects on her fixer upper that she recently bought. When she isn't working on her house, she is spending time with her husband and Roxy!



Alec Perez

Creative Manager

Alec has been with Wave since 2019 and is our Creative Manager! He does anything from graphic design to website design and everything in between! He is our go-to guy. When we asked him what his favorite thing about working at Wave is, he said, "I love the people I'm around and the opportunity to learn new things everyday!"

Alec's favorite flavor of Wave is Blackberry, which he likes to pair with a chicken sandwich. When we asked him where his favorite place to get a chicken sandwich is, he said "anywhere." In his free time, he likes playing baseball and relaxing!



Allie Rossi

Content Creation Coordinator

Allie has been with Wave since 2020 and is our content creation coordinator! She's the voice of Wave! She writes all of the blogs, emails, and text notifications. When we asked her what her favorite thing about working at Wave is, she said, "The team! Everyone on staff is so friendly and welcoming. We all work hard and support each other. It's an awesome environment to work in."



Sam Slobom

Supply Chain Coordinator

Sam's favorite flavor of Wave is Cucumber, which he likes to take with him to the skate park after work. In his free time, he likes finding new places to eat or just driving around with no particular destination!



Julia Morley

Sales Cordinator

Julia is originally from Seattle,WA and has recently relocated outside of Denver, CO. In her free time she enjoys hiking, yoga, and hanging out with friends! A recent MBA graduate, Wave is lucky to have her on the team!

Allie's favorite flavor of Wave is a three-way tie between apple, mango, and blueberry which she likes to have with sweet potato gnocchi (or pretty much anything else because she loves so many kinds of food)! On the weekends, Allie likes hanging out with her family and have bonfires. When she's not with her family, she likes to go to the beach or go on hikes and enjoy the silence and serenity of nature.

Offering Summary

Company	Wave Soda, Inc.
Corporate Address	1780 La Costa Meadows Drive, suite 105, San Marcos, CA 92078
Offering Minimum	$9,997.20
Offering Maximum	$999,997.20
Minimum Investment Amount (per investor)	$252.00

Terms

Offering Type	Equity
Security Name	Preferred Stock
Minimum Number of Shares Offered	2,777
Maximum Number of Shares Offered	277,777
Price per Share	$3.60
Pre-Money Valuation	$18,000,000.00

Preferred Shares will hold: Liquidation Preference, Information Rights, Limited Protective Provisions.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Tier 1: $252

- 1 Exclusive Wave Soda hat
- 1 Exclusive Wave Soda sticker
- 1 Ownership certificate

Tier 2: $500

- 1 Exclusive Wave Soda hat
- 1 Exclusive Wave Soda sticker
- 2 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 15% Off Wave Soda brand merch store for 1 year

Tier 3: $1,000

- 2 Exclusive Wave Soda hats
- 2 Exclusive Wave Soda stickers
- 4 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 25% Off Wave Soda brand merch store for 1 year

Tier 4: $5,000

- 5% Bonus shares
- 2 Exclusive Wave Soda hats
- 2 Exclusive Wave Soda stickers
- 4 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 25% off Wave Soda brand merch store for 1 year

Tier 5: $10,000

- 5% Bonus shares
- 2 Exclusive Wave Soda hats
- 2 Exclusive Wave Soda stickers
- 4 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 25% off Wave Soda brand merch store for 1 year
- Help Wave Soda develop our next flavor soda! You will help the Wave Soda R&D team develop their next flavor. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

Tier 6: $25,000

- 10% Bonus shares
- 2 Exclusive Wave Soda hats
- 2 Exclusive Wave Soda stickers
- 4 Exclusive Wave Soda koozies
- 1 Ownership certificate
- 25% off Wave Soda brand merch store for 1 year
- Help Wave Soda develop our next flavor soda! You will help the Wave Soda R&D team develop their next flavor. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.
- Free Wave Soda for a year. Up to 1 pack (24 cans) every 2 weeks.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Wave Soda Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $3.60 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $360. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:

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Canadian Investors

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Original video transcription:

- Hi, I'm Nat Noone, founder and CEO of Wave Soda. And today I'm also the delivery guy. - A revolution in soda is definitely happening and the new wave is rolling in. - I worked at a top beverage company for years… developed a pretty awful soda addiction, drinking about 10-12 diet cokes a day, I knew that wasn't good for me.

- …But I like the bubbles and I want a little bit of caffeine. And all of the bland sparkling water I was trying just weren't doing it.

- So I saw there was a real void in the market, so I decided to make my own. - We experimented a bunch and we ended up with Wave Soda.

- We've steadily grown a dedicated customer base, and watched the wave roll from coast to coast. Wave Soda can now be found all across America. (Show: map of retail) - And we did it by listening to actual soda drinkers, and making a soda that was conscious of what people really want in their beverages. (Show: Attitude awareness study) - One of our biggest secrets isn't even a secret… all of our ingredients are listed right here on the side of the can.

- 85% soda water, 15% fruit juice, 42mg of caffeine.

- The best part about it is that people love it. It's super refreshing and it's what I call "politely caffeinated".

- And people are inspired to share their love of Wave Soda! It's one of the rare beverages out there that is liked across all demographics and ages. (Show: Wave Soda Demographics) - I was inspired by the lifestyle and energy and passion that you find out here in San Diego. So Wave Soda felt like a natural extension of that spirit.

- We're here doing something we love: providing a healthier alternative for people that love soda.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WAVE SODA, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Wave Soda, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Wave Soda, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on December 16, 2021.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Wave Soda, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2140 S. DuPont Highway, Camden, Kent County, Delaware 19934. The name of its registered agent at such address is Paracorp Incorporated.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 20,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) 10,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate of Incorporation, all shares of Preferred Stock are hereby designated "Series A Preferred Stock".

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:22 AM 02/24/2022
FILED 08:22 AM 02/24/2022
SR 20220683771 - File Number 6133881

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Liquidation Preference Amount for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Liquidation Preference Amount" means $1.469 per share for the Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the

holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "Deemed Liquidation Event" unless the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis) ("**Requisite Holders**") elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board of Directors of the Corporation ("**Board**").

2. Voting.

2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "Bylaws").

2.2 Election of Directors. The holders of record of all Preferred Stock and Common Stock, voting together as a single class, shall be entitled to designate the total number of directors of the Company. Any director elected pursuant to this Section 2.2, may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in or this Certificate of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock.

3. Conversion. The holders of Preferred Stock have the following conversion rights (the "Conversion Rights"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Liquidation Preference Amount for the

series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Liquidation Preference Amount for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate of Incorporation.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "Contingency Event"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of

Common Stock issuable upon the conversion in accordance with the provisions of this Certificate of Incorporation and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Certificate of Incorporation will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "Original Issue Date" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock

combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate of Incorporation and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least two-thirds (2/3) of the outstanding shares of Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the

Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

FIFTH: No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Eleventh will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in,

any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends and restates the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of February, 2022.

DocuSigned by:

By: Nat Noone

E3B31E01A20646E...

Name: Nat Noone

Title: Chief Executive Officer